UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Reading International, Inc.
(Name of Issuer)

 (Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

Margaret Cotter
Ellen Cotter
6100 Center Drive
Suite 900
Los Angeles, CA 90045
(213) 235-2240
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Margaret Cotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,100*†
	8.	Shared Voting Power †
	9.	Sole Dispositive Power 35,100*†
	10.	Shared Dispositive Power †
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,100*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒†
13.
Percent of Class Represented by Amount in Row (11)
2.3%*† based upon 1,495,490 shares of Class B Voting Common Stock, $0.01 par value per share outstanding as of August 11, 2014 (as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014)

14.	Type of Reporting Person (See Instructions) IN

*	Consists of shares subject to stock options. See Item 5.
†	Excludes 1,123,888 shares directly beneficially owned by the James J. Cotter Living Trust. See Item 5.
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CUSIP No. 755408200
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Ellen Cotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000‡
	8.	Shared Voting Power §
	9.	Sole Dispositive Power 50,000 ‡
	10.	Shared Dispositive Power §
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000‡§
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒§
13.
Percent of Class Represented by Amount in Row (11)
3.2%‡§ based upon 1,495,490 shares of Class B Voting Common Stock, $0.01 par value per share outstanding as of August 11, 2014 (as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014)

14.	Type of Reporting Person (See Instructions) IN

‡	Consists of shares subject to stock options. See Item 5.
§	Excludes 1,123,888 shares directly beneficially owned by the James J. Cotter Living Trust. See Item 5.
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ITEM 1. SECURITY AND ISSUER

The common stock of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”) is divided into two classes, Class A non-voting common stock, $0.01 par value per share (the “Non-Voting Stock”), and Class B voting common stock, $0.01 par value per share (the “Voting Stock”). This Schedule 13D (the “Schedule 13D”) is being filed by Ms. Ellen Cotter and Ms. Margaret Cotter (each, the “Reporting Person” and together, the “Reporting Persons”) with respect to the Voting Stock.  The shares of the Voting Stock and the shares of the Non-Voting Stock are listed on NASDAQ.

The address of the principal executive offices of the Issuer is Reading International Inc., 6100 Center Dr., Suite 900, Los Angeles, CA 90045.

ITEM 2. IDENTITY AND BACKGROUND

The James J. Cotter Living Trust (the “Trust”) is a trust organized under the laws of California. During the lifetime of Mr. James J. Cotter, Sr., the Trust was revocable by Mr. James J. Cotter, Sr., but the Trust became irrevocable upon the death of Mr. James J. Cotter, Sr. on September 13, 2014. The Trust serves as a vehicle for the management and distribution of the assets of Mr. James J. Cotter, Sr.  The Voting Stock and any options to acquire the Voting Stock are held in a voting trust for the benefit of Mr. James J. Cotter, Sr.'s descendants. The children of Mr. James J. Cotter, Sr. serve as co-trustees of the Trust and therefore may be deemed to share voting and investment power over the shares of the Voting Stock directly beneficially owned by the Trust.

As of the date hereof, each of Ms. Ellen Cotter and Ms. Margaret Cotter disclaims beneficial ownership of the shares reported on this Schedule 13D, except to the extent of their respective pecuniary interest therein.  Each of Ms. Ellen Cotter and Ms. Margaret Cotter is a citizen of the United States, their principal business office address is Reading International, Inc., 6100 Center Dr., Suite 900, Los Angeles, CA 90045.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Ms. Ellen Cotter is the chairman of the board of directors of the Company and a senior operating officer of the Company.  Ms. Margaret Cotter is a director of the Company, president of Liberty Theatres, LLC and the owner and president of OBI, LLC, a company that provides live theater management services to the Company’s live theaters as well manages the real estate which houses each of the four live theaters by securing leases, managing tenancies, overseeing maintenance and regulatory compliance of the properties as well as heads the day to day pre-development process and transition of the Company’s properties from live theatre operations to major realty developments.

During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a joint filing agreement, dated as of September 23, 2014, a copy of which is attached hereto as Exhibit 99.1.
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Trust was established by a Declaration of Trust, dated August 1, 2000, as amended from time to time, and was initially funded with the shares of the Voting Stock owned by Mr. James J. Cotter, Sr.   Mr. James J. Cotter, Sr. passed away on September 13, 2014, and the Trust became an irrevocable living trust.

ITEM 4. PURPOSE OF TRANSACTION

Items (a), (b), (e), (h) and (i). The Reporting Persons may be deemed to have acquired indirect beneficial ownership of 1,123,888 shares of the Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of the Voting Stock) as a result of Mr. James J. Cotter, Sr.’s death, as described in Item 3 of this Schedule 13D. Such shares of the Voting Stock were deemed to have been owned by Mr. James J. Cotter, Sr. through the Trust during his lifetime and, upon Mr. James J. Cotter, Sr.’s death and the Trust’s conversion into an irrevocable trust, are now deemed to be beneficially owned directly by the Trust, of which the children of Mr. James J. Cotter, Sr. serve as co-trustees.  The shares of the Voting Stock directly beneficially owned by the Trust are held in a voting trust for the benefit of the descendants of James J. Cotter, Sr., such shares are held for investment purposes and the co-trustees are directed by the Trust documentation to retain the Voting Stock for as long as possible and are relieved from any obligation to diversify the Trust’s investments.

The co-trustees of the Trust consider their family’s holdings in the Company to be a long-term family asset and intend to continue the Company in the direction established by their father. The Reporting Persons also currently intend to hold any shares of the Voting Stock directly beneficially owned by them for investment purposes.

Items (c), (d), (f), (g) and (j). Each of Ms. Ellen Cotter and Ms. Margaret Cotter have been in the past and will be in the future involved on behalf of the Company in their respective capacities as senior executive officers and directors of the Company, as applicable, in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D. In light of their responsibilities to the Company, the Reporting Persons do not anticipate making any disclosures in connection with their participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)            As of the date hereof, Ms. Ellen Cotter directly beneficially owns 50,000 shares of the Voting Stock subject to stock options, representing 3.2% of outstanding Class B Voting Common Stock of the Issuer; and Ms. Margaret Cotter directly beneficially owns 35,100 shares of the Voting Stock subject to stock options, representing 2.3% of outstanding Class B Voting Common Stock of the Issuer.

Because the children of Mr. James J. Cotter, Sr. serve as co-trustees of the Trust, the children may be deemed to be indirect beneficial owners of 1,123,888 shares of the Voting Stock (which amount also includes currently exercisable options to acquire an additional 100,000 shares of the Voting Stock) directly beneficially owned by the Trust, representing 70.4% of outstanding Class B Voting Common Stock of the Issuer.  The co-trustees of the Trust are currently reviewing the provisions of the Trust with respect to the voting trust and the Voting Stock and completing an analysis of other factors. As of the date hereof, each of Ms. Ellen Cotter and Ms. Margaret Cotter disclaims beneficial ownership of the shares reported on this Schedule 13D, except to the extent of their respective pecuniary interest therein.

As of the date hereof, Ms. Ellen Cotter also directly beneficially owns 855,995 shares of Non-Voting Stock, representing 3.8% of outstanding Class A Non-Voting Common Stock of the Issuer and Ms. Margaret Cotter also directly beneficially owns 817,600 shares of Non-Voting Stock, representing 3.7% of outstanding Class A Non-Voting Common Stock of the Issuer (with respect to each Reporting Person, based upon 22,252,416 shares of Class A Non-Voting Common Stock, $0.01 par value per share, outstanding as of August 11, 2014 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014).  The extent of any pecuniary interest in any Non-Voting Stock owned by the Trust to Ms. Ellen Cotter and Ms. Margaret Cotter is dependent upon the current review by the co-trustees of the provisions of the Trust with respect to the voting trust and the Voting Stock and completion of the analysis of other factors.
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(b)            See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares by the Reporting Persons.

(c)            Except as described herein, none of the Reporting Persons has acquired or disposed of, any shares of Class B Voting Common Stock of the Issuer during the past 60 days.

(d)            No persons other than the co-trustees have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)            Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 3, Item 4 and Item 5, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of September 24, 2014, between Ellen Cotter and Margaret Cotter
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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014

MARGARET COTTER

By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

By:	/s/ Ellen Cotter
Name: Ellen Cotter

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